SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated January 18, 2005

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted
Item


1. Announcement regarding share repurchases from the market, dated January 17, 2005.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


January 18, 2005                        By: /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                             and Risk Management Department

                                                                         Item 1
(English translation)

                                                               January 17, 2005
Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

            Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the "Company") announced that it has repurchased its own shares from the market, pursuant to the resolution of its board of directors dated November 29, 2004.

The Company also announced that on January 17, 2005 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

1. Details of the share repurchases made pursuant to the November 29, 2004 resolution

(a)  Period in which repurchases were made:
     From November 30, 2004 through January 14, 2005.

(b)  Number of shares repurchased:
     10,069 shares.

(c)  Aggregate purchase price of shares:
     14,994,640,000 yen.

(d)  Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

2. Details of the share repurchases to be made pursuant to the January 17, 2005 resolution

(1)  Reasons for the repurchases of shares

     The Company intends to repurchase its own shares in order to implement flexible financial policies.

(2)  Details of the repurchases of shares

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 6,000 shares.
     (Approximately 0.4% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 7 billion yen.

(d)  Period in which repurchases may be made:
     From January 18, 2005 through February 4, 2005.

(For reference)

1. Details of the resolution made at the meeting of the board of directors held on November 29, 2004 are as follows.

(a)  Class of shares to be repurchased:
     Common stock of Millea Holdings, Inc.

(b)  Aggregate number of shares to be repurchased:
     Up to 12,500 shares.
     (Approximately 0.7% of total issued shares.)

(c)  Aggregate purchase price of shares:
     Up to 15 billion yen.

(d)  Period in which repurchases may be made:
     From November 30, 2004 through January 14, 2005.

2. Details of the share repurchases made pursuant to the resolutions of the board of directors since July 1, 2004 pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code

(a)  Aggregate number of shares repurchased:
     43,614 shares.
     (Approximately 2.4% of total issued shares.)

(b)  Aggregate purchase price of shares:
     66,392,850,000 yen.


For further information, please contact:

Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341